Sec 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29382R 10 7

(CUSIP Number)

Univision Communications Inc.
1999 Avenue of the Stars, Suite 3050
Los Angeles, California 90067

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29382R 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Univision Communications Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,926,600

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,926,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,926,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. Jerrold Perenchio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,926,600

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,926,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) IN

PREAMBLE

This Amendment No. 6 to Schedule 13D hereby amends the Schedule 13D Amendment No. 5 filed on February 27, 2003.  The filing to this Schedule 13D is not, and should not be, an admission that such Schedule 13D is required to be filed.

Item 4.	Purpose of Transaction

On July 25, 2005, Univision entered into the Asset Purchase Agreement (the “Agreement”) by and among Entravision Holdings, LLC and the Issuer, on the one hand, and Univision Radio License Corporation and Univision on the other hand, regarding the sale of the Issuer’s radio stations KBRG(FM) and KLOK(AM), which serve the San Francisco/San Jose, California markets, and other assets related to the operation of those stations, to Univision for $90 million (the “Purchase Price”). Univision is also assuming certain liabilities relating to the acquired assets.

Univision will pay at least $60 million of the Purchase Price in the form of shares of the Issuer’s Class U common stock held by Univision, based on the volume weighted average price of the Issuer’s Class A common stock during the ten-day trading period preceding the closing date. The balance of the Purchase Price will be paid either in cash or additional shares of the Issuer’s Class U common stock valued in the same manner as described in the preceding sentence.

The closing of the transaction is subject to various conditions, including (i) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) approval of the transfer of the station licenses by the Federal Communications Commission and (iii) other closing conditions customary for transactions of this nature. The Agreement also contains representations and warranties, as well as indemnification provisions, customary for transactions of this nature.

Univision currently anticipates that the closing of the transaction will occur in the first quarter of 2006.

Univision currently owns approximately 30% of the Issuer’s common stock (including the outstanding shares of Class A, B, and U common stock) on a fully-converted basis. As part of its acquisition of Hispanic Broadcasting Corporation in 2003, Univision reached an agreement with the Department of Justice (DOJ) to reduce its ownership stake in the Issuer to 15% by March 26, 2006. This transaction is currently expected to reduce Univision’s percentage ownership in the Issuer to approximately 20%.

Item 5.	Interest in Securities of the Issuer

(a)   The aggregate number of securities to which this Schedule 13D relates is 36,926,600 shares (the “Securities”), representing 38.2% of the outstanding 96,590,270 shares of the Issuer’s Class A common stock (assuming the Issuer’s Class U common stock, but not the Issuer’s Class B common stock, has been converted as of May 4, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2005). All of the Securities are shares of Class U common stock that will be converted to shares of Class A common stock in connection with any transfer by the Reporting Persons to a third party that is not an affiliate of Univision.  The conversion ratio is 1:1.

Mr. Perenchio may be deemed to have beneficial ownership of the Securities beneficially owned by Univision (although he specifically disclaims such beneficial ownership).  The remaining Covered Persons disclaim beneficial ownership of the Securities.

(b)   Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Securities reported for it.  The remaining Covered Persons disclaim beneficial ownership of the Securities.

(c)   Except as set forth in this Schedule 13D/A, to the best of their knowledge, the Covered Persons have not effected any transaction in the Securities during the past sixty days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 25, 2005, Univision entered into the Agreement with the Issuer regarding the sale of the Issuer’s radio stations KBRG(FM) and KLOK(AM), which serve the San Francisco/San Jose, California markets, and other assets related to the operation of those stations, to Univision for the Purchase Price. Univision is also assuming certain liabilities relating to the acquired assets.

Univision will pay at least $60 million of the Purchase Price in the form of shares of the Issuer’s Class U common stock held by Univision, based on the volume weighted average price of the Issuer’s Class A common stock during the ten-day trading period preceding the closing date. The balance of the Purchase Price will be paid either in cash or additional shares of the Issuer’s Class U common stock valued in the same manner as described in the preceding sentence.

The closing of the transaction is subject to various conditions, including (i) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) approval of the transfer of the station licenses by the Federal Communications Commission and (iii) other closing conditions customary for transactions of this nature. The Agreement also contains representations and warranties, as well as indemnification provisions, customary for transactions of this nature.

Univision currently anticipates that the closing of the transaction will occur in the first quarter of 2006.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Asset Purchase Agreement, dated as of July 25, 2005, by and among Entravision Holdings, LLC and the Issuer, on the one hand, and Univision Radio License Corporation and Univision on the other hand.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2005
Date

Univision Communications Inc.

/s/ C. Douglas Kranwinkle
Signature

C. Douglas Kranwinkle / Executive Vice President and General Counsel
Name/Title

/s/ A. Jerrold Perenchio
Signature

A. Jerrold Perenchio
Name/Title